UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 15 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 June, 2007 it purchased for cancellation 300,000 "A" Shares at a price of 29.31 euros per share.  It announces that on the same date it purchased for cancellation 40,000 "A" Shares at a price of 1980.11 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,665,333,000.
As of 15 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 June, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 29.56 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 1998.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,664,733,000.
As of 18 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 June, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 29.77 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 2008.73 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,663,983,000.

As of 19 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 June, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.60 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 1999.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,663,133,000.

As of 20 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 21 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 June, 2007 it purchased for cancellation 585,000 "A" Shares at a price of 29.57 euros per share.  It announces that on the same date it purchased for cancellation 315,000 "A"
at a price of 1988.50 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,662,233,000.

As of 21 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 June, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.57 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1989.95 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,661,433,000.

As of 22 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 June, 2007 it purchased for cancellation 650,000 "A" Shares at a price of 29.37 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1979.15 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,660,533,000.

As of 25 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 2 July 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary